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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 --------------
                                   SCHEDULE TO
                                 (RULE 14D-100)

                                (AMENDMENT NO. 2)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 --------------
                        TRAVELERS PROPERTY CASUALTY CORP.
                       (Name of Subject Company (Issuer))

                       THE TRAVELERS INSURANCE GROUP INC.
                                 CITIGROUP INC.
                        TRAVELERS PROPERTY CASUALTY CORP.
                      (Names of Filing Persons (Offerors))
                                 --------------
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                 --------------
                                    893939108
                      (CUSIP Number of Class of Securities)
                                 --------------
                          Charles O. Prince, III, Esq.
                                 Citigroup Inc.
                              153 East 53rd Street
                            New York, New York 10043
                            Telephone: (212) 559-1000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Eric J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000


Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [ ] issuer tender offer subject to Rule 13e-4.

   [X] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 2 amends the Tender Offer Statement on Schedule TO initially filed on March 23, 2000 by Citigroup Inc., a Delaware corporation ("Parent"), The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser") and an indirect wholly owned subsidiary of Parent, and Travelers Property Casualty Corp., a Delaware corporation (the "Company") relating to the third-party tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per share, of the Company, at a purchase price of $41.50 per Share, net to the seller in cash, without interest thereon. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 is hereby amended as follows:

     There have now been at least twelve lawsuits filed alleging substantially similar claims as those described in "THE TENDER OFFER Section 14. Certain Legal Matters" in the Offer to Purchase.

     On March 28, 2000, the plaintiff in Civil Action No. 17902-NC filed an Amended Complaint against the Company, its directors and Parent. The Amended Complaint alleges, among other things, that defendants have withheld and obscured vital material information needed by stockholders to properly assess and consider the Offer and the true value of the Company. In particular, the Amended Complaint alleges that:

     o "Defendants have failed to disclose that the so-called `Special Committee' appointed by the [Company] Board of Directors (the `Special Committee') was riddled with conflicts of interest. Indeed, the 14D-1 does not disclose the material fact that defendant Leslie B. Disharoon, the Chairman of the Special Committee, was formerly affiliated with Citigroup (or its predecessors) and, therefore, has a material conflict of interest. In this regard, the 14D-1 is inaccurate when it states that the Special Committee was `independent.'

     o The financial analyses (particularly the `minority squeeze-out analysis') performed by Morgan Stanley Dean Witter (`Morgan Stanley'), the Special Committee's financial advisor, contained material inaccuracies and, therefore, the true range of value for the Company's shares is materially higher than that being reported to shareholders. For example, in its `Analysis Of Selected Acquisitions Of Minority Interests -- Analysis Of Selected Minority Interest Acquisitions 1992 To Present,' Morgan Stanley reported that the `Final Consideration' paid in the PEC Israel Economic Corp./Investor Group transaction was $30.00 per share. That number is wrong. The actual final consideration received by PEC's shareholders was $36.50 per share, a number materially higher than $30.00 -- the number used in the analysis. There are at least five other similar misrepresentations in Morgan Stanley's analysis of minority squeeze-outs where Morgan Stanley materially understated the final consideration received by shareholders.

     o Morgan Stanley also omitted several pertinent and comparable squeeze-out transactions from its analysis which would have further demonstrated the inadequacy of the $41.50 Tender Offer price. These transactions all occurred between 1992 and the present (the same time period used by Morgan Stanley) and were used by Salomon Brothers, the predecessor to Salomon Smith Barney (`Salomon'), Citigroup's financial advisor, in another analysis of a squeeze-out acquisition of a property and casualty insurance company.

     o Defendants assert in the 14D-1 mailed to shareholders that Morgan Stanley calculated a `summary indicative value range' for [the Company's] shares of $38.00 to $48.00 per share, but fail to disclose that Morgan Stanley also performed an analysis which illustrated that `Indicative Premiums Paid In Precedent Mergers & Acquisitions' yielded values materially in excess of summary indicative value range, which Morgan Stanley did not incorporate into its final analysis.

     o Defendants did not disclose that Salomon, Citigroup's financial advisor, upon which Citigroup purportedly relied for its statement that `the consideration to be received' by [the Company's] stockholders `was fair to and in the best interests' of those stockholders, was irremediably conflicted, as Salomon is a wholly-owned subsidiary of Citigroup.

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     o    [The Company] is worth more to Citigroup as a wholly-owned entity, as it will trade at materially higher multiples of its earnings when the acquisition is completed, as compared to the multiples it currently trades as a partly publicly-owned entity."

     The Amended Complaint also alleges that the consideration that Parent has offered in the Offer, $41.50 per Share in cash, is grossly inadequate and unfair and the Special Committee appointed by the Company Board to purportedly represent the interests of the public stockholders of the Company is a "sham."

     The Amended Complaint also alleges that, as a result of the foregoing, the Company's stockholders will be forced, without full or complete disclosure by defendants, to make final decisions regarding their ownership in the Company and are threatened with the immediate divestiture of their Shares as a result of defendants' alleged wrongful course of conduct.

     The Amended Complaint seeks, among other things, a declaration that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches; a declaration that defendants have breached their duty of candor; an Order enjoining the Offer or, if the transaction is consummated, rescinding it; an Order that defendants make corrective disclosures; an award of compensatory and/or rescissory damages; and an award to plaintiff of the costs and disbursements of the action, including reasonable fees and expenses of plaintiff's attorneys and experts.

     Copies of each of the additional complaints including the Amended Complaint are attached as exhibits hereto and are incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 is hereby amended as follows:

(a)(1)(L) Confidential Instructions to Participants in the Travelers Group 401(k) Savings Plan who hold outstanding Shares of Class A Common Stock of the Company.

(a)(5)(F) Amended Complaint of Howard Vogel, on behalf of himself and all others similarly situated, against Travelers Property Casualty Corp., Robert
          J. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, TAP Merger Corp., Leslie
          B. Disharoon and Citigroup Inc., filed in the Court of Chancery in the State of Delaware on March 28, 2000.

(a)(5)(G) Complaint of Alfred Ronconi against Kenneth J. Bialkin, Leslie B. Disharoon, Jay S. Fishman, Robert I. Lipp, Dudley C. Mecum, Frank J. Tasco, Sanford I. Weill, Arthur Zankel, Travelers Property Casualty Corp. and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 21, 2000.

(a)(5)(H) Complaint of Benjamin Wyche against Kenneth J. Bialkin, Leslie B. Disharoon, Jay S. Fishman, Robert I. Lipp, Dudley C. Mecum, Frank J. Tasco, Sanford I. Weill, Arthur Zankel, Travelers Property Casualty Corp. and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 21, 2000.

(a)(5)(I) Complaint of Geo-Center, Inc., Profit Sharing Plan and Trust against Kenneth J. Bialkin, Leslie B. Disharoon, Jay S. Fishman, Robert I. Lipp, Dudley C. Mecum, Frank J. Tasco, Sanford I. Weill, Arthur Zankel, Citigroup Inc. and Travelers Property Casualty Corp., filed in the Court of Chancery of the State of Delaware on March 21, 2000.

(a)(5)(J) Complaint of M. Denise Welch against Travelers Property Casualty Corp., Citigroup Inc., Jay S. Fishman, Sanford I. Weill, Robert I. Lipp, Kenneth Bialkin, Leslie B. Disharoon, Dudley C. Mecum, Frank J. Tasco and Arthur Zankel, filed in the Court of Chancery of the State of Delaware on March 21, 2000.

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(a)(5)(K) Complaint of Crandon Capital Partners, individually and on behalf of all others similarly situated against Robert I. Lipp, Jay S. Fishman, Leslie B. Disharoon, Sanford I. Weill, Kenneth J. Bialkin, Dudley C. Mecum, Frank J. Tasco, Arthur Zankel, Citigroup Inc. and Travelers Property Casualty Corp., filed in the Court of Chancery of the State of Delaware on March 21, 2000.

(a)(5)(L) Complaint of Rodman Insurance Agency, Inc. against Travelers Property Casualty Corp., Robert I. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley
          C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 23, 2000.

(a)(5)(M) Complaint of Robert Lewis against Travelers Property Casualty Corp., Robert I. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 23, 2000.

(a)(5)(N) Complaint of Cheryl Settos and George Settos against Travelers Property Casualty Corp., Sanford I. Weill, Jay S. Fishman, Robert I. Lipp, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 29, 2000.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SCHEDULE TO AND SCHEDULE 13E-3
                                          CITIGROUP INC.

                                        By: /s/ Charles O. Prince, III
                                          -------------------------------------
                                          Name:  Charles O. Prince, III
                                          Title: General Counsel and Corporate
                                                 Secretary

                                        THE TRAVELERS INSURANCE GROUP INC.

                                        By: /s/ Irwin Ettinger
                                          -------------------------------------
                                          Name:  Irwin Ettinger
                                          Title: Senior Vice President

                                        SCHEDULE 13E-3

                                        TRAVELERS PROPERTY CASUALTY CORP.

                                        By: /s/ James M. Michener
                                          -------------------------------------
                                          Name:  James M. Michener
                                          Title: General Counsel and Secretary

Date: March 30, 2000

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                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

 (a)(1)(L) Confidential Instructions to Participants in the Travelers Group 401(k) Savings Plan who hold outstanding Shares of Class A Common Stock of the Company.

 (a)(5)(F) Amended Complaint of Howard Vogel, on behalf of himself and all others similarly situated, against Travelers Property Casualty Corp., Robert J. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, TAP Merger Corp., Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 28, 2000.

 (a)(5)(G) Complaint of Alfred Ronconi against Kenneth J. Bialkin, Leslie B. Disharoon, Jay S. Fishman, Robert I. Lipp, Dudley C. Mecum, Frank
               J. Tasco, Sanford I. Weill, Arthur Zankel, Travelers Property Casualty Corp. and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 21, 2000.

 (a)(5)(H) Complaint of Benjamin Wyche against Kenneth J. Bialkin, Leslie B. Disharoon, Jay S. Fishman, Robert I. Lipp, Dudley C. Mecum, Frank
               J. Tasco, Sanford I. Weill, Arthur Zankel, Travelers Property Casualty Corp. and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 21, 2000.

 (a)(5)(I) Complaint of Geo-Centers, Inc., Profit Sharing Plan and Trust against Kenneth J. Bialkin, Leslie B. Disharoon, Jay S. Fishman, Robert I. Lipp, Dudley C. Mecum, Frank J. Tasco, Sanford I. Weill, Arthur Zankel, Citigroup Inc. and Travelers Property Casualty Corp., filed in the Court of Chancery of the State of Delaware on March 21, 2000.

 (a)(5)(J) Complaint of M. Denise Welch, against Travelers Property Casualty Corp., Citigroup Inc., Jay S. Fishman, Sanford I. Weill, Robert
               I. Lipp, Kenneth Bialkin, Leslie B. Disharoon, Dudley C. Mecum, Frank J. Tasco and Arthur Zankel, filed in the Court of Chancery of the State of Delaware on March 21, 2000.

 (a)(5)(K) Complaint of Crandon Capital Partners, individually and on behalf of all others similarly situated against Robert I. Lipp, Jay S. Fishman, Leslie B. Disharoon, Sanford I. Weill, Kenneth J. Bialkin, Dudley C. Mecum, Frank J. Tasco, Arthur Zankel, Citigroup Inc. and Travelers Property Casualty Corp., filed in the Court of Chancery of the State of Delaware on March 21, 2000.

 (a)(5)(L) Complaint of Rodman Insurance Agency, Inc. against Travelers Property Casualty Corp., Robert I. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 23, 2000.

 (a)(5)(M) Complaint of Robert Lewis against Travelers Property Casualty Corp., Robert I. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 23, 2000.

 (a)(5)(N) Complaint of Cheryl Settos and George Settos against Travelers Property Casualty Corp., Sanford I. Weill, Jay S. Fishman, Robert
               I. Lipp, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 29, 2000.

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